FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2003

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first, second, third and sixth paragraphs of the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2003 Second Quarter Results. Dated July 24, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Orckit Communications Ltd.
                                                       (Registrant)

Date: July 24,2003                           By: /s/ Adam M. Klein
                                                 --------------------
                                             Adam M. Klein for Izhak Tamir,
                                             pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1              Orckit Communications Reports 2003 Second Quarter Results.
                  Dated July 24, 2003

                                  Exhibit 10.1


Contacts:
Ran Gurit, Controller       Jeffrey Corbin / Lee Roth/Joe Mansi
                            (Investor Relations)
Orckit Communications       KCSA Worldwide
Tel: (011) 972 3 694 5383   (212) 896-1214/(212) 896-1209
rang@orckit.com             jcorbin@kcsa.com / lroth@kcsa.com / jmansi@kcsa.com




                                                       FOR IMMEDIATE RELEASE

                ORCKIT COMMUNICATIONS REPORTS 2003 SECOND QUARTER
                                     RESULTS

Tel Aviv, Israel, July 24, 2003 - Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the second quarter and six months ended June 30, 2003

Revenues in the second quarter of 2003 were $396,000 compared to $17.4 million in the quarter ended June 30, 2002. The net loss for the quarter was $5.7 million, or $(1.23) per share, compared to a net loss of $2.6 million, or $(0.52) per share, for the quarter ended June 30, 2002.

Revenues for the six months ended June 30, 2003 were $911,000 compared to $37.3 million for the six months ended June 30, 2002. Net loss for the six months ended June 30, 2003 was $11.0 million, or $(2.27) per share, compared to $3.9 million, or $(0.80) per share, for the six months ended June 30, 2002. Results for the six months ended June 30, 2003 included financial income of $4.2 million, primarily from the early retirement of Orckit's subordinated convertible notes.

The key highlights for the quarter:

         - Corrigent Systems' CM100 Packet ADM continued its evaluation by carriers in North America and Asia through multiple laboratory and field trials.

         - Corrigent signed co-marketing and interoperability agreements with Larscom and Overture Networks, extending the reach of its platform to address access networks and customer premises.

         - There has been continuous progress in industry standardization efforts in the areas of Multi Protocol Label Switching (MPLS) and Resilient Packet Rings (RPR) technologies, both of which are being applied in Corrigent's CM100 product line.

Izhak Tamir, President of Orckit commented "We are seeing an increased level of interest from telecom carriers in Corrigent's product offerings and believe its performance is superior to competing metro solutions. As metro markets expand to deliver higher throughput data and voice services, we believe Corrigent's CM 100 platform will be attractively positioned for deployment."

During the second quarter, the Company purchased approximately 181,000 of its Ordinary Shares for an aggregate consideration of approximately $1.5 million.

Conference Call

Orckit Communications will host a conference call on Thursday, July 24, 2003, at 11 a.m. EDT. The call can be accessed by dialing 1-888-858-4066 in the United States and 1-973-409-9260 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EDT through July 31, 2003 at 11:59 p.m., EDT. To listen to the replay, please call 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access the replay, enter the following code:
4035427.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to provide SONET and Ethernet services utilizing advanced packet technologies.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                               (Tables to Follow)


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



                                                                  ORCKIT COMMUNICATIONS LTD.
                                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            (US$ in thousands, except per share data)

                                                          Three Months Ended                       Six Months Ended
                                                                June 30                                 June 30
                                                        2003                2002                    2003                     2002
                                                        ----                ----                    ----                     ----
                                                    (Unaudited)           (Unaudited)           (Unaudited)             (Unaudited)

Revenues                               $                 396   $            17,394   $               911     $              37,269


Cost of revenues                                         159                12,815                   490                    27,650
                                                      ------                ------                ------                    ------
Gross profit                                             237                 4,579                   421                     9,619

Research and development expenses,
net                                                    3,592                 4,803                 8,367                     8,623

Selling, general and administrative
expenses                                               3,030                 3,728                 7,205                     6,771
                                                      ------                ------                ------                    ------
Total operating expenses                               6,622                 8,531                15,572                    15,394
                                                      ------                ------                ------                    ------
Operating loss                                       (6,385)               (3,952)              (15,151)                   (5,775)

Financial income, net                                    644                 1,379                 4,179                     1,876
                                                      ------                ------                ------                    ------
Net loss                               $             (5,741)   $           (2,573)   $          (10,972)     $             (3,899)
                                                      ======                ======                ======                    ======
Net loss per share - basic and
diluted                                $              (1.23)   $            (0.52)   $            (2.27)     $              (0.80)
                                                      ======                ======                ======                    ======
Weighted average number of shares
outstanding -  basic and diluted                       4,657                 4,919                 4,824                     4,902
                                                      ======                ======                ======                    ======



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


                                                                      ORCKIT COMMUNICATIONS LTD.
                                                                      CONSOLIDATED BALANCE SHEETS
                                                                          (US$ in thousands)

                                                                               2003                            2002
                                                                                ---                            ----
                                                                            (Unaudited)                       (Audited)

                   ASSETS

Current assets:
    Cash and cash equivalents                                     $              7,221           $               10,165

    Short-term investments                                                      42,651                           53,684
    Trade receivables                                                              127                              786
    Other receivables                                                            2,614                            2,443
    Inventories                                                                    100                              100
                                                                                ------                           ------
          Total current assets                                                  52,713                           67,178

Long term investments                                                           40,413                           59,829
Severance pay fund                                                               2,415                            2,150
Property and equipment, net                                                      3,174                            6,070
Deferred issuance costs, net                                                       238                              623
                                                                                ------                           ------
          Total assets                                            $             98,953           $              135,850
                                                                                ======                           ======


            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                $              3,293           $                4,827
    Accrued expenses and other payables                                          6,434                            7,158
                                                                                ------                           ------
          Total current liabilities                                              9,727                           11,985

Long term liabilities:

    Accrued severance pay                                                        3,679                            3,265
    Convertible subordinated notes                                              18,688                           38,179
                                                                                ------                           ------
          Total long term liabilities                                           22,367                           41,444

          Total liabilities                                                     32,094                           53,429

Shareholders' equity                                                            66,859                           82,421
                                                                                ------                           ------
          Total liabilities and shareholders' equity              $             98,953           $              135,850
                                                                                ======                           ======
